ECO BRIGHT FUTURE , INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

September X, 2024

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Eco Bright Future, Inc.

Amendment No. 3 to Registration Statement on Form 10

Filed August 9, 2024

Form 10-Q for the Fiscal Quarter Ended June 30, 2024

Filed August 13, 2024

File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of August 29, 2024. Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of July 29, 2024, the Company responds as follows:

Amendment No. 3 to Registration Statement on Form 10

General

1. We note your revised disclosure in response to prior comment 1. Please revise to include a more detailed description of your process for determining whether your products are "securities" within the meaning of Section 2(a)(1) of the Securities Act. Also, please expand your risk factor on page 7 to have a more fulsome discussion of the risks and limitations of your review process to determine whether the crypto assets and crypto asset-related services and products you intend to offer are “securities” within the meaning of Section 2(a)(1). In this regard, we note your response that you believe that "[y]our Tokenization process and current plans for exchanging digital assets do not currently meet the Howey Test as the current items planned to be tokenized are commodities."

Please be advised that because an underlying asset is a commodity does not mean that the crypto asset itself is not part of an investment contract.

RESPONSE: Additional Disclosure has been added.

The company is not selling any product or asset or commodity with the expectation to increase the value based on the work of someone else. The “Howey Test” as explained below is clear on what is considered an investment company under Section 2(a)(1) and the company currently does not meet that test. In certain jurisdictions and depending on how certain assets are held in “custody” (meaning who holds the asset or commodity in question in their custody) there could be a need to register as an investment company. We will continue to monitor the situation as it changes and maintain compliance with SEC governing rules even when we are dealing with foreign jurisdictions.

2. We note your revised disclosure in response to prior comment 3. Please revise your registration statement to expressly define the term "tokenization" as it is used in the registration statement.

RESPONSE: See Updated disclosure in explanatory note:

“Tokenization of assets is the process of issuing a digital unique identifier (token) for an asset or commodity that is then transferable on the blockchain with a proof of ownership and a complete ownership history that can not be altered” (Tokenization)

3. We note your response to prior comments 4 and 11. Please revise your registration statement to disclose the details and development status of the platforms and services that you plan to offer in the UAE, El Salvador, Thailand, Indonesia and Guatemala, including a detailed timeline of the remaining steps in the development of the platforms and services, the estimated costs of each step and the sources of funding for each of these steps. In this regard, we note your disclosure on page 2 that "[t]here are no current contracts in place other than El Salvador." Please revise to disclose the material terms of your agreements in El Salvador and identify the parties to the agreements. Also, please clarify what you mean on page 2 by "back end programming," and please describe the "integrations" that you are currently programming or plan to program for the products and services offered in each jurisdiction. In addition, please describe the application for licensing in the UAE, Thailand and El Salvador, including an estimate of the time it will take you to obtain the necessary licenses to operate in the UAE, Thailand and El Salvador, and disclose when you plan to obtain licenses for operations in Indonesia and Guatemala.

RESPONSE: Please see the updated response in “Present Operations”

4. Refer to your response to comment 11. Please add a section that describes the laws and regulations that have or will have a material impact on your business in El Salvador, Thailand, Indonesia, Guatemala, the UAE, Tunisia and any other jurisdictions material to your business or business plans, including a detailed description of the approvals and licensing requirements for each.

RESPONSE: The disclosure has been updated.

We believe our current plans to license in Thailand will open up an opportunity in Indonesia under a cooperative license agreement between the two countries. We also believe that our license in El Salvador will open opportunities in Guatemala. This would allow us to enter these jurisdictions using the licenses from other countries. This is not a guarantee and the licensing requirements could change based on geo political policies or other policies outside of the companies control.

We will be operating under regulations in El Salvador, Tunisia, UAE and Thailand mainly with our initial plans. These countries have been passing and modifying laws quickly in regards to blockchain and cryptocurrency technologies and currencies. As we work with these countries and their licensing agencies we intend to partner with them to help pioneer future policies and procedures. We intend to work directly with the licensing agencies and government agencies to ensure that we are meeting the specific criteria that they implement at all times. As a US company we will also have disclosure documents that will need to be provided under US law even if we are not operating or accepting clients in the USA.

Business

Present Operations, page 2

5. We note your response to prior comment 5. Please revise your disclosure here or on page 9 to describe the "open source platform and developer infrastructure" that you plan to release and how you intend to earn revenues from the "open source platform and developer infrastructure."

RESPONSE: Disclosure has been updated.

This open source platform will allow other companies to use our blockchain and tokenization process to provide their own platforms. This is especially useful for companies that want to integrate with a payment infrastructure without taking the time, effort and money to develop one. Other companies that use our open source code might need consulting help that would generate additional revenue and there will also be blockchain transaction fees that will be paid to Universa Blockchain for verification of transactions.

6. We note your response to prior comment 6 and your description of the status and mechanics of the sugar exchange in your August 9, 2024 correspondence. Please revise your registration statement to include the details you provided to us and explain how your sugar exchange integrates with the DMCC Tradeflow. Additionally, please include disclosure regarding (i) the mechanics of how the tokens are exchanged on your blockchain and platform, (ii) a description of the information provided on your platform, (iii) a detailed description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders, and (iv) your ongoing role in the operation of the sugar exchange platform. In addition, your June 18, 2024 correspondence states that you "issued a Digital Sugar Warrant for the same volume secured by a paper warrant." Please tell us what you mean by this statement.

RESPONSE The disclosure has been updated

Each paper warrant issued by DMCC Tradeflow has a unique identifier that is converted to a token on the universa blockchain using the Tokenization process. This allows the Paper warrant to be traded in Digital format for ease of transfer and ease of tracking custody and ownership rights to the paper warrant. The unique Identifier is encrypted and embedded in the token on the blockchain and it allows a secure, safe and easy way to trade the commodity. Our ongoing support for the exchange once the license is secured will be on a contract basis for software updates and development and we are paid an exchange fee for transfers that are completed upon the blockchain in small percentages of the overall trade volume.

7. We note your response and revised disclosure related to prior comment 7. Please revise your registration statement to include the information you provided to us in your August 9, 2024 correspondence and further disclose how the universa blockchain operates, whether the universa blockchain is publicly accessible, and the specific blockchain applications that you provide to the Tunisian government. Also disclose whether this is the same blockchain that you intend to use for all of your planned projects, including those already developed or currently in development. Further, please disclose the material terms of your agreement with the Tunisian government.

RESPONSE: The previous response was added to the disclosure and we added additional disclosure to address the additional questions.

Universa Blockchain is an open source public blockchain technology and is available to the public. This blockchain is the same blockchain that we have used as private blockchain for Tunisia and will be used for our plans throughout the world to implement the tokenization of real world assets and will also be the blockchain that supports our open source options for other developers. Our blockchain is one of the fastest and most secure blockchains in the world.

Our material terms of our agreement moving forward include a consulting and contract rate to provide support to the blockchain when needed. It is not guaranteed that the Tunisian Government will use Universa Hub Africa as their only consultant or contractor. We have provided additional support from time to time and expect to continue to do so.

8. Refer to your response to prior comment 8. Please revise to describe in detail your growth strategy for different amounts that you may raise in offerings of your securities. For example, describe your growth strategy if you raise less than $5,000,000, $5,000,000 or 12,500,000.

RESPONSE: The disclosure has been updated.

We currently have the necessary technology developed and most of our expenses will be in marketing and opening new areas which includes integration costs and licensing fees. If we raise less than 5 million we will be limited to expanding outside of El Salvador and UAE. If we raise 10 Million we will be able to expand quickly into Thailand and if we raise 25 million we will be able to expand into all the jurisdictions we are targeting immediately upon receiving the licenses. If we raise less money we will expand slower and continue our business operations in the jurisdictions we are currently setting up.

9. We note your response to prior comment 9. Please revise here or on page 9 to clarify what you mean by your disclosure that the tools include code that will allow integration to "other" wallets and "other" blockchains by disclosing whether you are referring to thirdparty wallets and third-party blockchains. In addition, (i) disclose whether the tools you describe on page 9 are in development or are have already been developed; (ii) include an overview of the functions of these tools; and (iii) identify the "end users" that can use your "digital infrastructure" on page 3. Additionally, please clarify whether you have developed or intend to develop crypto asset wallet software that enables an "end user" to receive and exchange the crypto assets that you or your clients mint as well as other types of crypto assets. Also clarify what you mean by "wallet activities."

RESPONSE: The response has been updated.

This will allow integration into other wallets. Our blockchain can be used with other developed wallets. We do not have plans to implement other blockchains within our ecosystem. Our platform is designed and operational, however, we have not finalized the open source options within our programming.

Wallet activities are described as transferring real world assets to other wallets. We have developed a wallet that supports our Real World Asset tokenizations. We currently do not custody or intend to custody other cryptocurrencies or assets. An End user could transfer from their wallet to another wallet the Real world assets we tokenize.

10. We note your response to prior comment 10 and your disclosure related to your tokenization process. Please revise your registration statement to include the information you provided to us in your August 9, 2024 correspondence regarding the gold tokens you plan to create in the UAE. In addition, please disclose the material terms of the custody agreement with the DMCC, disclose the mechanics of how the tokens representing the gold will be transferred, the rights of the holders of the tokens, the degree to which the insurance will protect the underlying assets of the tokens and the AML/KYC procedures of SumSub and whether you intend to use SumSub for all of your AML/KYC procedures. Additionally, please disclose (i) whether you provide wallets for such tokens or whether the tokens may be stored in third-party wallets,(ii) an estimated timeline for the development of this product, (iii) an estimate of the costs associated with the development of this product, including the sources of capital, and (iv) a description of the licenses and approvals you will need to obtain in order to offer this product in the UAE. We also note your disclosure that you plan to offer similar "Real-World Assets" tokenization in El Salvador, Thailand and other jurisdictions. Please disclose the assets you currently intend to offer such services for in each of the jurisdictions you intend to operate.

RESPONSE: The response has been updated.

Each individual gold bar currently is assigned a serial number. This serial number will be tokenized using the blockchain and given a token number that can not be duplicated. These tokens can be redeemed from the bank of Abu Dhabi upon request. The Bank of Abu Dhabi custodies the gold. The token representing the gold will be stored locally upon the wallet that Universa has designed or if an end user desires they can transfer to another wallet all together. The custody of the gold is never held by Universa Blockchain. It is by the end user with their individual token or Bank of Abu Dhabi at all times.

The product is developed the integration we will be implementing will allow users to use the gold as a payment system within the jurisdictions in which we operate. A money transfer license is required from UAE and there will be integration costs with the payment systems to allow end users to use their wallets to pay for items using their wallet. This cost is estimated at the moment to be around $500,000 once we receive the appropriate licensing. The licenses are currently being applied for. The timeline will depend on the length of time it takes to get the license. Our integration process will likely be 1 to 2 months after receiving the license.

SumSub will be used for all KYC and AML processes. We also have monitoring set up for suspicious activity that will alert our team if there are suspicious transactions.

This process is what we intend to deliver in all the jurisdictions in which we intend to operate. Our platform is complete and we will need to integrate with local laws, jurisdictions and payment systems for completion of our business plans.

This insurance would cover the physical gold. If an end user lost their token and could not prove ownership the insurance would not be liable. If a user can show ownership they can pick up the gold at the Bank of Abu Dhabi if they chose to do so.

11. We note your response to prior comment 12 and the revisions to your registration statement related to your KYC and AML protocols. Please revise your registration statement to provide greater detail on the systems and procedures that your KYC service provider employs. Additionally, please include a risk factor that discusses the material risks you face from such unauthorized or impermissible customer access to your products and services. In addition, we note your disclosure on page 9 that "[i]t is currently planned to not accept clients from certain jurisdictions," that "[t]hese jurisdictions include the United States of America and European Union countries" and that "[t]he KYC process will not allow individuals with passports from these jurisdictions to use [y]our services." Please revise your disclosure to clarify what you mean by "clients." For example, are you referring to the "large corporate and government customers" for whom you intend to create infrastructure solutions or are you referring to individuals who may wish to utilize your platform or purchase your crypto assets. Finally, please expand your disclosure to clarify how you will restrict U.S. persons given that you are "building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets (RWA) tokenization.”

RESPONSE: Please see the updated disclosure.

Our KYC and AML policies will stop end users “clients” and “large corporations” that want to use our open source, wallets or blockchain from setting up accounts. Our KYC and AML policies are provided by SumSub which monitor and protect our platform. This KYC and AML service verifies users, businesses and transactions while simultaneously managing cases and deterring fraud. The system includes email and phone risk assessments and device intelligence. We go through a very thorough ID Verification, Liveness face match, address verification, live agent video call, QES/eIDAS, NFC, Known face search, blocklist check and duplicate check. Our AML screening screens for PEP and sanctions amongst other important factors such as ongoing fraud monitoring and suspicious transaction reporting.

12. We note your response to prior comment 13 directing us to the "Present Operations" section. There, you state that the company "is also involved in digital asset tokenisation and digital asset trading." Please revise your registration statement to clarify that you do not engage in crypto asset trading activities for your own account and that you do not own crypto assets.

RESPONSE: Please see update to Present operations”

The company does not engage in crypto asset trading and we do not own crypto assets in our own account.

13 We note your response to prior comment 14. Please revise your registration statement to (i) disclose the material terms of your agreement with El Salvador, Tunisia and any other material executed agreements and (ii) explain the types of agreements you intend to execute with other governments or companies related to the services and products you intend to provide.

RESPONSE: Please see the updated disclosure

14. Refer to your response to prior comment 15. We note that you are currently acting as a consultant to TOPNET in Tunisia and your statement in your June 18, 2024 correspondence that you plan to provide consulting services for large industrial corporations and government agencies on the ways product tokenization and digitalization of the trading process can be properly implemented. Please revise your disclosure to describe the consulting services you currently offer and plan to offer. In this regard, we note your description in your August 9, 2024 correspondence.

RESPONSE: Please see the updated disclosure.

We will consult with companies that are using our blockchain to provide further support when needed. We are not the only consultants that may be hired to provide such support. This support includes updates to code, new product integration, additional tracking services and any other items our clients might look to add to their blockchain needs.

15. We note your response to prior comment 16 and your revised disclosure regarding the status of your AI platform. Please revise to describe in detail the how your AI platform operates and the estimated costs of advertising the platform and integrating the reservation systems to your blockchain as well as any other costs associated with offering this product. For example, please identify the jurisdictions in which you plan to offer this product and whether you will need to obtain licenses or approvals to offer this product in those jurisdictions. In addition, please describe in detail the mechanics of how users can make hotel and restaurant reservations "directly from their wallet" and disclose how you intend to earn revenues from this product.

RESPONSE: These items are not yet planned in detail. Please advise if you would like us to remove the mention of the AI service from the disclosure. We have a substantial amount of the code written for this and the expenses are not expected to be significant to finish the product. We do anticipate significant expenses in the implementation and the marketing of the product. This will not start this year and will be in the year 2025. We would fund the project off of perceived revenues from our success in our current business plan. If we do not have the revenue from our current business plan we would delay the roll out of the AI platform.

Risk Factors, page 4

16. We note your response to prior comments 17 and 19 and your revised disclosure on pages 7 and 8. Please add separate risk factors that describe the risks to your business from the regulations and regulatory developments related to crypto assets, the crypto asset markets and artificial intelligence products in the jurisdictions in which you operate and intend to operate, identify the specific regulations and material pending regulations, and describe the material effects each such regulation and pending regulation may have on your business and business plans. In addition, please revise your "Blockchain Technology carries with is certain risks and compliance issues" risk factor on page 7 to expand your description of the "risks associated with blockchain[s] due to cyber criminals and fraud throughout the world" by providing specific examples of such risks. We have a potential requirements to register as an investment company, page 7

RESPONSE: Please see the updated risk factors

17. Refer to your response to comment 2. Please provide to us an analysis of why you may be required to register as an investment company in the future, and revise to include a summary of the reasons in your risk factor on page 7.

RESPONSE: See updated risk factor.

The company could be required to register as an investment company in the future. This could add additional requirements and additional expenses that could negatively impact the company and restrict our ability to implement certain aspects of our business plan. The “Howey Test” is clear on what is considered an investment company under Section 2(a)(1) and the company currently does not meet that test. In certain jurisdictions and depending on how certain assets are held in “custody” (meaning who holds the asset or commodity in question in their custody) there could be a need to register as an investment company. We will continue to monitor the situation as it changes and maintain compliance with SEC governing rules even when we are dealing with foreign jurisdictions. The changing laws and regulations regarding what is considered an investment company is evolving with current blockchain and crypto technologies. This could change our regulatory expenses significantly and we could be required to register as an investment company.

Footnotes to Consolidated Financial Statements

Note 1 - Organization and Significant Accounting Policies, page 22

18. Your letter did not include a response to prior comment 21. We therefore reissue the comment: We acknowledge your response to our comment 26 from our letter dated June 11, 2024, and your revised disclosure under Note 1. You disclose that the preferred shares represent 99.9% of the total votes available to be cast. Under Item 4 on page 12 you disclose that the preferred shares represent 49% of the voting power of the company. Please reconcile these statements to us, and explain to us how 49% of the total voting power represented by the preferred shares transferred control of the company in the merger.

RESPONSE:

Please see amended Note 1 to correct and clarify the voting percentage to 49%. As the controlling shareholder of the consolidated acquired entities (UHA) remains the majority shareholder in the combined and consolidated entities with a 49.83% ownership after the exchange agreement and holds a liquidation preference as part of the preferred stock terms. As such, control of the consolidated company remains in the hands of the owners of UHA via a majority voting position.

Revenue Recognition Policy, page 23

19. Your letter did not include a response to prior comment 23. We therefore reissue the comment: We acknowledge your response to our comment 30 from our letter dated June 11, 2024, and your expanded MD&A disclosure on page 9. Please respond to the following: • Tell us whether you intend to operate, maintain or otherwise participate in the digital exchange services you describe on page 2, and whether you anticipate a continuing revenue stream; • If so, please tell us your expected accounting policy for recognizing this revenue; and • Describe for us, and disclose, your revenue recognition policies for any other digital asset tokenization, trading, exchange, or digital wallet products you expect to introduce within the next year.

RESPONSE:

Please see our revised Note 1 revenue recognition disclosure to include the following statement: “The Company intends to provide digital assets from El Salvador for sale, tokenize assets for sale and develop blockchain tools for sale that will provide entry to the market for countries such as Tunisia and United Arab Emirates. During 2025, the Company plans to enter into agreements in connection with its blockchain products in Thailand, Indonesia, and Guatemala. Revenue recognition for the sale of digital and tokenized assets will be based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied, title or access to digital assets are transferred and amounts are due are collected or collectible.

During the years ended December 31, 2023 and 2022, revenue of $32,132 and $0, respectively, was recognized revenue from providing consulting services related to blockchain technology software development sales. The revenue was recognized upon being earned upon completion of services and acceptance by the customer.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2024

Notes to Consolidated Financial Statements, page 5

20. Please revise future filings to include accounting policies for all material items on the financial statements. Specifically, include accounting policies, and separate footnote disclosure as necessary, for Intangible Assets in your next periodic filing and in your Form 10-12G/A when updated to include financial information for the 3- and 6-months ended June 30, 2024.

RESPONSE:

Please see accounting policies in the 3 and 6 month ended June 30, 2024 financial statements to include additional accounting policy disclosures. Please note, there are no intangible assets on the books of the Company as of June 30, 2024.

21. We note you identified a significant deficiency in your internal controls in the period ended June 30, 2024. Please provide us more information surrounding this significant deficiency, including the nature of the significant deficiency, how you determined this significant deficiency did not result in a material weakness over internal controls, and the steps you have taken and put into place, to resolve the significant deficiency. Refer to Item 308 of Regulation S-K.

RESPONSE:

Based on management’s evaluation of the requirements for an effective internal control environment, management concluded that our financial disclosure controls and procedures were not effective due to our limited internal resources and lack of ability to have multiple levels of transaction review. There is a lack of appropriate segregation of duties within the Company, no control documentation being produced, and no one to review control documentation if it was being produced. As of June 30, 2024, we had two full time officers of the company.

There were no changes in internal control over financial reporting that occurred during the periods covered by these reports that have materially affected, or are reasonably likely to materially effect, our internal controls and procedures. We expect to implement changes to our controls and procedures when there is a significant change in our operations and capital resources that require and allow us to implement those changes.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO